[TerreStar Letterhead]

September 16, 2008

VIA EDGAR

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546

Re:	Terrestar Corporation
Registration Statement on Form S-3/A
Filed August 25, 2008
File No. 333-152188

Dear Mr. Spirgel:

This letter responds to your letter dated September 5, 2008 in connection with the above-referenced file.  To facilitate your review, we have reproduced you comments in italics below and have provided our response immediately following your comment.  Capitalized termed used herein without definition have the meaning given to them in them in the TerreStar Corporation ("TerreStar" or the "Company") registration statement on Form S-3/A filed August 25, 2008 (the "Form S-3").

General

1.
We have considered your response to comment one in our letter dated August 8, 2008.  However, we believe that Harbinger Capital Partners and Echostar Corporation should be identified as underwriters based on, among other things, their affiliation with you, the short period of time each has held a substantial portion of the shares (or overlying securities) being registered for resale, the significant amount of shares being registered for resale by them relative to the number of shares outstanding held by non-affiliates, and that the shares they are offering constitute all of the shares they beneficially own.  Please revise your prospectus to identify Harbinger and Echostar as underwriters or reduce the number of shares they are offering.

As discussed in our telephonic conference on September 12, 2008, we have reduced the number of shares of TerreStar Corporation (“TerreStar”) common stock (the “Shares”) registered for resale on the Form S-3 (the “Offering”) by the selling shareholders set forth therein (the “Selling Shareholders”) from 132,591,433 Shares to 68,908,636 Shares in order that the offering be characterized as a secondary offering and not a primary offering.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

The 68,908,636 Shares proposed to be registered are comprised of the following:

Harbinger Capital Partners (“Harbinger”) – 41,796,482 Shares

•	36,513,973 Shares acquired in open market transactions beginning in November 2005 and from former stockholders of TerreStar in privately negotiated transactions.

•	875,453 Shares acquired from TerreStar in April 2008 as a stock dividend payable on TerreStar’s Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) held by Harbinger.

•	1,886 Shares underlying 9,431 warrants acquired in privately negotiated transactions with the prior holders thereof in December 2005 and May 2006.

•	4,405,170 Shares underlying 146,839 shares of our Series B Preferred Stock. Harbinger acquired the Series B Preferred Stock from stockholders of TerreStar between January 2006 and May 2007.

EchoStar Corporation (“EchoStar”) – 18,142,154 Shares

•	EchoStar acquired Exchangeable Notes exchangeable for 8,970,000 Shares on February 7, 2008. We propose to register 4,175,908 of these Shares.

•	EchoStar acquired 30,000,000 Shares in connection with our purchase of EchoStar’s 1.4GHz spectrum rights on June 9, 2008. We propose to register 13,966,246 of these Shares.

The total number of shares proposed to be registered by EchoStar is equal to one-third of the number of outstanding Shares held by non-affiliates as of June 13, 2008.

Other Selling Shareholders – 8,970,000 Shares

•	8,970,000 Shares underlying TerreStar Networks, Inc. 6.5% Senior Exchangeable PIK Notes due 2014 (the “Exchangeable Notes”) acquired on February 7, 2008.

We respectfully submit that this significant (approximately 50%) reduction in the number of Shares registered by Harbinger and EchoStar, and the elimination from the registration statement of all Shares acquired by Harbinger in connection with the Exchangeable Notes and our purchase of Harbinger’s 1.4GHz spectrum rights in June 2008, further supports the characterization of the Offering as a secondary offering rather than a primary offering.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

Total Number of Shares Being Registered

As of June 13, 2008, 54,426,462 Shares were held by non-affiliates. The total number of Shares being registered is approximately 127% of shares outstanding held by non-affiliates.  The number of Shares being registered on behalf of each Selling Shareholder as a percentage of Shares outstanding held by non-affiliates is set forth in the table below:

Selling Shareholder	As A Percentage of Shares Outstanding Held by Non-Affiliates
Harbinger Capital Partners	76.79%
EchoStar Corporation	33.33%
Singer Children’s Management Trust	0.82%
Gary and Karen Singer Children’s Trust	0.82%
LC Capital Master Fund, Ltd.	2.06%
OZ Global Special Investments Master Fund, LP	0.18%
OZ Master Fund, Ltd.	3.12%
Millennium Partners, L.P.	2.06%
Sola, Ltd.	7.42%

Number of Selling Shareholders and the Percentage of the Overall Offering Made by Each Shareholder

There are a total of nine Selling Shareholders. The percentage of the Overall Offering made by each Selling Shareholder is set forth in the table below:

Selling Shareholder	Percentage of the Overall Offering Made by Each Selling Shareholder
Harbinger Capital Partners	60.65%
EchoStar Corporation	26.33%
Singer Children’s Management Trust	0.65%
Gary and Karen Singer Children’s Trust	0.65%

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

LC Capital Master Fund, Ltd.	1.63%
OZ Global Special Investments Master Fund, LP	0.14%
OZ Master Fund, Ltd.	2.46%
Millennium Partners, L.P.	1.63%
Sola, Ltd.	5.86%

Selling Shareholder Acquisition of Shares

As noted in our response letter dated August 20, 2008, Shares were originally acquired by the Selling Shareholders as set forth below:

Harbinger

Harbinger is a diversified investment fund that focuses on distressed, stressed, troubled, undervalued or event/special situation assets.

The timing and amount of Harbinger’s acquisition of Shares is set forth below:

•
Harbinger currently holds an aggregate of 37,389,426 Shares.  Of these shares, an aggregate of 36,513,973 Shares were acquired in open market transactions beginning in November 2005 and from former stockholders of TerreStar in privately negotiated transactions; and 875,453 Shares were acquired from TerreStar in April 2008 as a stock dividend payable on TerreStar’s Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) held by Harbinger.  Harbinger became subject to beneficial ownership reporting provisions under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) in March 2006 and has reported the foregoing transactions in the Shares since that time.

•	Harbinger holds 9,431 warrants exercisable for 1,886 Shares. The warrants were acquired in privately negotiated transactions with the prior holders thereof in December 2005 and May 2006.

•
Harbinger holds 146,839 shares of our Series B Preferred Stock convertible into an aggregate of 4,405,170 Shares.  Harbinger acquired the Series B Preferred Stock from stockholders of TerreStar between January 2006 and May 2007.

•
Harbinger acquired TerreStar Networks, Inc. 6.5% Senior Exchangeable PIK Notes due 2014 (the “Exchangeable Notes”) exchangeable for 358,800 shares of our Series E Junior Participating Preferred Stock (“Preferred Stock”), which are convertible into 8,970,000 Shares, on February 7, 2008.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

•	Harbinger acquired 1,200,000 shares of our Preferred Stock in connection with our purchase of Harbinger’s 1.4GHz spectrum rights, which are convertible into 30,000,000 Shares, on June 9, 2008.

EchoStar

EchoStar is a digital media equipment company headquartered in Englewood, Colorado that provides service to satellite, IPTV, cable, terrestrial, and consumer electronics markets.

The timing and amount of EchoStar’s acquisition of Shares is set forth below:

•	EchoStar acquired Exchangeable Notes exchangeable for 8,970,000 Shares on February 7, 2008.

•	EchoStar acquired 30,000,000 Shares in connection with our purchase of EchoStar’s 1.4GHz spectrum rights on June 9, 2008.

Other Selling Shareholders

The other Selling Shareholders are investment trusts and funds. The other Selling Shareholders acquired Exchangeable Notes exchangeable for 8,970,000 Shares on February 7, 2008.

Relationship of Each Selling Shareholder with the Company

We believe that each of Harbinger and EchoStar may be deemed an affiliate of TerreStar as a result of their respective beneficial ownership of more than 30% of TerreStar’s outstanding voting stock. Each of Harbinger and EchoStar are also TerreStar creditors pursuant to a $100 million credit agreement dated February 5, 2008 among TerreStar, as the borrower, and Harbinger and EchoStar, as lenders.  There is no relationship between the other Selling Shareholders and TerreStar.

Relationships Among the Selling Shareholders

To the best of our knowledge, there are no relationships among the Selling Shareholders other than between OZ Global Specialty Investments Master Fund, LP and OZ Master Fund, Ltd., and between Singer Children’s Management Trust and Gary and Karen Singer Children’s Trust.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

Selling Shareholders in the Business of Buying and Selling Securities

The Selling Shareholders have indicated to us that although they buy and sell securities for investment purposes, they are not “engaged in the business” of buying and selling securities within the meaning of Section 3(a)(5) of the Exchange Act.

As noted in our response letter dated August 20, 2008, we believe that the Offering may be properly characterized as a secondary offering, and is not a disguised primary offering, for the following reasons:

A.	TerreStar is otherwise eligible to use Form S-3 in a primary offering.

Shares of TerreStar common stock are currently listed on the Nasdaq Global Market and the aggregate market value of the voting and non-voting common equity held by non-affiliates of TerreStar is $75 million or more. A secondary offering by the Selling Stockholders of TerreStar on Form S-3 does not avail it of a form that would otherwise be unavailable in connection with a primary offering.

B.	The Selling Shareholders are bona fide investors in the Shares.

The Selling Shareholders have made numerous investments in our Shares over time periods ranging from as long as six months (in the case of EchoStar) to three or more years (in the case of each of the other Selling Shareholders).  Harbinger began investing in TerreStar in November 2005 and has continued to increase its investment in TerreStar as part of its stated investment strategy. EchoStar is an operating company active in an industry complementary to TerreStar’s. In connection with any Shares acquired by the Selling Shareholders directly from the Company, TerreStar received the proceeds of each such investment in the Shares contemporaneously with such investment. According to the Selling Shareholders, such entities have retained the market risks associated with the Shares and have not hedged or otherwise offset their investment.

Of the total number of Shares included in the registration statement, the majority of such Shares (including the approximately 41 million Shares offered for resale by Harbinger) have been held by such Selling Shareholders for a significant period of time and were not acquired from TerreStar.  Accordingly, we believe that the relative size of the Offering does not justify a conclusion that the Selling Shareholders are acting as a conduit for a distribution of Shares by TerreStar.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

C.	Most of the Shares were issued directly; that portion that underlie the Exchangeable Notes are issuable pursuant to a fixed conversion ratio.

We note that the Staff has focused its evaluation of disguised primary offerings on transactions where variable rate or market reset convertible securities or warrants are involved because of the potentially significant dilution and the large number of shares that are typically sought to be registered to cover the potential dilution.  None of the Shares registered on the Form S-3 are issuable upon conversion or exercise of such variable rate or market reset convertible securities or warrants. Approximately 80% of the total Shares being registered are Shares of common stock not subject to conversion or exchange; the approximately 20% of the Shares being registered issuable upon conversion of overlying securities are convertible pursuant to a fixed conversion rate (subject to customary limitations and adjustments for certain corporate events with respect to TerreStar) and do not contain variable rate or market reset conversion features.

D.
The circumstances of the Selling Shareholders’ acquisition of Shares supports the characterization of the offering as a secondary offering pursuant to the view set forth in Part D.29 of the Manual of Publicly Available Telephone Interpretations.

As a start-up in the highly capital intensive satellite industry, and with no revenues to date, TerreStar has provided major equity positions to the Selling Shareholders in exchange for funds necessary to develop the business.  The Selling Shareholders have held the Shares for periods ranging from more than two months to over three years; the Selling Shareholders acquired the Shares in commercial transactions negotiated on an arm’s-length basis; the Selling Shareholders had no relation to TerreStar prior to the respective initial investments; the Selling Shareholders are not in the business of underwriting securities; and the Selling Shareholders are not acting, and do not intend to act, as a conduit for TerreStar.

2.
We have considered your responses to comment two and three in our letter dated August 8, 2008 and are unable to agree.  Unless the immediate, overlying security is outstanding, it is premature to register the resale of the common stock underlying that security.  As a result, you may not register for resale the shares underlying the exchangeable notes that are first convertible into Junior Preferred stock and then are convertible into common stock until the Junior Preferred stock is outstanding.  Similarly, it is premature to register for resale the common stock underlying the exchangeable notes to be issued as PIK interest in the future.  Please revise your registration statement to remove these shares.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 16, 2008

We will revise the registration statement to remove (i) the Shares underlying the exchangeable notes that are first convertible into Junior Preferred stock and then are convertible into common stock and (ii) the common stock underlying the exchangeable notes to be issued as PIK interest in the future.

Selling Stockholders, page 24

3.
We note your response to comment 15 in our letter dated August 8, 2008.  However, we are unable to locate the revised disclosure in your amended registration statement.  Please disclose that Harbinger and Millenium Partners purchased their securities in the ordinary course of business and at the time of the purchase of the securities to be resold, neither Harbinger nor Millenium Partners had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The disclosure will be revised accordingly.

*           *           *           *

If you have any additional questions or comments, please do not hesitate to contact me at (703) 483-7806, or by fax at (703)483-7973

Very truly yours,

By:	/s/ Jeffrey Epstein
Name:	Jeffrey Epstein
Title:	President, General Counsel and Secretary

cc:	John Harrington
Kathleen Krebs
Division of Corporation Finance

Brian Lane
Barbara Becker
Gibson, Dunn & Crutcher LLP